UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 30, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. October 30, 2019 ASE Technology Holding Third Quarter 2019 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2018 Annual Report on Form 20 - F filed on April 26, 2019.

3 3Q19 YTD Business Recap (Pro Forma) • Advanced packaging outgrew the overall ATM business • 3Q19 YTD bumping/FC/WLP/ SiP revenues grew 9% YoY • 3Q19 YTD test revenues grew 6% YoY • Group SiP business grew 32% YoY (3Q19 YTD) • Incremental full year revenue from new SiP projects on track to reach target of US$100M+ • Business development initiatives • ATM: 3Q19 YTD R&D expense grew 15% YoY, mainly driven by NPI, project related for new technology development across fan - out, SiP , flip chip/ bumping, and test development. • EMS : 3Q19 YTD R&D expenses grew 6% YoY for NPI and SiP development . • Investment for new facilities ramp up .

Consolidated Statements of Comprehensive Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q3 / 2019	%	Q2 / 2019	%	Q3 / 2018	%	QoQ	YoY
Net Revenues:								
ATM	66,440	56.5%	58,750	64.8%	65,360	60.7%	13%	2%
EMS	50,584	43.0%	31,524	34.7%	41,996	39.1%	60%	20%
Others	533	0.5%	467	0.5%	241	0.2%	14%	121%
Total Net Revenues	117,557	100.0%	90,741	100.0%	107,597	100.0%	30%	9%
Gross Profit	19,108	16.3%	13,969	15.4%	18,381	17.1%	37%	4%
Operating Income (Loss)	8,385	7.1%	4,143	4.6%	8,372	7.8%	102%	0%
Pretax Income (Loss)	7,721	6.6%	4,424	4.9%	8,117	7.5%	75%	-5%
Income Tax Benefit (Expense)	(1,501)	-1.3%	(1,624)	-1.8%	(1,554)	-1.4%		
Noncontrolling Interest	(486)	-0.4%	(110)	-0.1%	(306)	-0.3%		
Net Income Attributable to	5,734	4.9%	2,690	3.0%	6,257	5.8%	113%	-8%
Basic EPS	1.35		0.63		1.47		114%	-8%
Diluted EPS	1.33		0.62		1.43		115%	-7%

Additional Commentary From Management:

Gross Profit excl. PPA expenses[1]	20,305	17.3%	15,174	16.7%	19,586	18.2%	34%	4%
Operating Profit excl. PPA expenses[1]	9,835	8.4%	5,601	6.2%	9,830	9.1%	76%	0%
Net Profit excl. PPA expenses[1]	7,262	6.2%	4,148	4.6%	7,715	7.2%	75%	-6%
Basic EPS excl. PPA expenses[1]	1.71		0.98		1.81		74%	-6%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long-term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses both $1.46bn in 3Q18 and 2Q19 and $1.53bn in 3Q19.

ASE GROUP
© ASE Group. All rights reserved.
4

ATM Statements of Comprehensive Income[2]

Quarterly Comparison

(unaudited)

(NT$ Million)	Q3 / 2019	%	Q2 / 2019	%	Q3 / 2018	%	QoQ	YoY
Net Revenues:								
Packaging	55,163	81.2%	48,329	81.1%	54,321	81.9%	14%	2%
Testing	11,495	16.9%	10,286	17.3%	10,839	16.3%	12%	6%
Direct Material	1,211	1.8%	944	1.6%	1,134	1.7%	28%	7%
Others	32	0.1%	35	0.0%	30	0.1%	-9%	7%
Total Net Revenues	67,901	100.0%	59,594	100.0%	66,324	100.0%	14%	2%
Gross Profit	14,708	21.7%	11,100	18.6%	14,268	21.5%	33%	3%
Operating Income (Loss)	6,413	9.4%	3,666	6.2%	6,713	10.1%	75%	-4%
Additional Commentary From Management:								
Gross Profit excl. PPA expenses[1]	15,905	23.4%	12,305	20.6%	15,473	23.3%	29%	3%
Operating Profit excl. PPA expenses[1]	7,863	11.6%	5,124	8.6%	8,171	12.3%	53%	-4%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long-term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses both $1.46bn in 3Q18 and 2Q19 and $1.53bn in 3Q19.

[2]: The ATM results presented have been retrospectively adjusted to exclude a portion of the results related to manufacturing integrated circuits from an acquired subsidiary consolidated since May 2019.

ASE GROUP
© ASE Group. All rights reserved.
5

6 Pro Forma ATM Operations 2, 3 ( unaudited ) 9,491 11,870 14,268 13,962 8,438 11,100 14,708 55,985 61,790 66,324 64,120 54,371 59,594 67,901 17.0% 19.2% 21.5% 21.8% 15.5% 18.6% 21.7% 0% 10% 20% 30% 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 NT$ Million Gross Profit Gross Margin Revenue 2 : The ATM results presented have been retrospectively adjusted to exclude a portion of the results related to manufacturing integrated circuits from an acquired subsidiary consolidated since May 2019 . 3 : Pro forma financial information has been prepared with the inclusion of SPIL’s results prior to its actual consolidation within ASE Technology Holding.

7 Pro Forma ATM Revenue by Application (unaudited) 53% 49% 51% 52% 53% 51% 53% 14% 15% 14% 14% 13% 14% 14% 33% 36% 35% 34% 34% 35% 33% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Communication Computer Automotive, Consumer & Others Pro forma financial information has been prepared with the inclusion of SPIL’s results prior to its actual consolidation within ASE Technology Holding.

8 30% 31% 31% 33% 34% 34% 35% 46% 45% 43% 39% 40% 39% 37% 7% 7% 8% 9% 8% 8% 9% 15% 15% 16% 17% 16% 17% 17% 2% 2% 2% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Material Testing Discrete and Other Wirebonding Bump/FC/WLP /SiP Pro Forma ATM Revenue by Type (unaudited) Pro forma financial information has been prepared with the inclusion of SPIL’s results prior to its actual consolidation within ASE Technology Holding.

9 EMS Operations Quarterly Comparison & Revenue By Application (unaudited) (NT$ Million) Q3 / 2019 % Q2 / 2019 % Q3 / 2018 % QoQ YoY EMS Net Revenues 50,599 100.0% 31,533 100.0% 42,009 100.0% 60% 20% Gross Profit 4,494 8.9% 2,876 9.1% 4,163 9.9% 56% 8% Operating Income (Loss) 2,099 4.1% 503 1.6% 1,734 4.1% 317% 21% EBITDA 2,983 5.9% 1,584 5.0% 2,556 6.1% 88% 17% 42% 38% 34% 32% 29% 40% 36% 17% 19% 14% 10% 13% 14% 9% 24% 25% 36% 44% 38% 24% 41% 9% 11% 10% 10% 14% 15% 9% 7% 6% 5% 4% 5% 6% 4% 1% 1% 1% 1% 1% 1% 0% 20% 40% 60% 80% 100% Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 Communication Computer & Storage Consumer Industrial Automotive Others

10 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Sept. 30, 2019 Jun. 30, 2019 Cash and cash equivalent 61,220 55,090 Financial assets - current 6,583 11,190 Financial assets - non current & investments - equity method 15,076 13,160 Property, plant & equipment 226,302 219,388 Total assets 562,978 534,838 Short-term borrowings & short-term bills payable 70,896 49,582 Current portion of bonds payable 0 0 Current portion of long-term borrowings 10,017 6,291 Bonds payable 27,223 27,219 Long-term borrowings 113,775 112,355 Total interest bearing debts 227,601 201,443 Total liabilities 344,563 317,333 Total equity (Including non-controlling interest) 218,415 217,505 Quarterly EBITDA 21,214 18,072 Current ratio 1.14 1.19 Net debt to equity 0.73 0.62

11 Pro Forma Equipment Capital Expenditure vs. EBITDA (unaudited) 327 383 290 248 239 444 436 558 647 705 685 537 582 681 0 200 400 600 800 Q1/18 Q2/18 Q3/18 Q4/18 Q1/19 Q2/19 Q3/19 US$ Million Capex EBITDA Pro forma financial information has been prepared with the inclusion of SPIL’s results prior to its actual consolidation within ASE Technology Holding.

12 Fourth Quarter 2019 Outlook Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2019 to be as follows: • In NTD terms, ATM 4 th quarter 2019 business should be similar to 3 rd quarter 2019 levels ; • ATM 4 th quarter 2019 gross margin should see slight sequential improvement ; • In NTD terms, EMS 4 th quarter 2019 business should be slightly above the average of second half 2018 ; • EMS 4 th quarter 2019 operating margin should be similar to Q1 2018 levels .

13 www.aseglobal.com Thank You

14 Appendix 1 Consolidated Statements of Comprehensive Income ( unaudited) (NT$ Thousands) Q1/2019 Q2/2019 Q3/2019 Revenues 88,861,446 90,740,910 117,557,307 COGS 77,476,565 76,771,842 98,449,014 PPA under COGS 1,204,762 1,204,762 1,196,284 Gross profit 11,384,881 13,969,068 19,108,293 Gross profit excl. PPA 12,589,643 15,173,830 20,304,577 OPEX 9,091,752 9,826,218 10,722,808 PPA under OPEX 253,185 253,185 253,185 Operating income 2,293,129 4,142,850 8,385,485 Operating income excl. PPA 3,751,077 5,600,798 9,834,954 Non Op gain/(loss) 342,065 281,103 (664,074) PPA under Non Op gain/ (loss) 0 0 79,156 Non Op gain/ (loss) excl. PPA 342,065 281,103 (584,918) Pretax income 2,635,194 4,423,953 7,721,362 Total PPA expenses 1,457,948 1,457,948 1,528,625 Pretax income excl. PPA 4,093,142 5,881,901 9,249,987 Tax expenses 404,891 1,623,590 1,501,340 Noncontrolling interest 187,351 110,326 486,504 Net income attributable to shareholders of the parent 2,042,952 2,690,037 5,733,518 Total PPA expenses 1,457,948 1,457,948 1,528,625 Net income attributable to shareholders of the parent excl. PPA 3,500,900 4,147,985 7,262,143 Basic EPS (NT$) 0.48 0.63 1.35 Basic EPS (NT$) excl. PPA 0.82 0.98 1.71 Diluted EPS (NT$) 0.46 0.62 1.33 Diluted EPS (NT$) excl. PPA 0.80 0.96 1.69